

June 20, 2013

Via E-mail
Frank Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

> **Re:** **Microsoft Corporation**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed April 18, 2013**
> **File No. 000-14278**

Dear Mr. Brod:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Notes to Financial Statements (Unaudited)

Note 12 – Income Taxes, page 23

1.   You indicate that tax contingencies and other tax liabilities increased due to transfer pricing developments in certain foreign tax jurisdictions. Explain the nature and effect of these transfer pricing developments. In addition, tell us what consideration was given to enhancing your disclosure to indicate the possible impact on your effective tax rate if certain tax jurisdictions are taxed at a higher rate as a result of these developments. Further, consider disclosing the amount of foreign income before taxes for each tax jurisdiction that has a lower tax rate than your statutory tax rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

2.   You indicate that "your solutions allow [y]our customers to use both the cloud and their on-premise assets." Please explain to us how you recognize revenue for these types of hybrid arrangements. Explain how you determine the timing and amount of revenue to allocate to each unit of accounting. In addition, indicate whether the arrangement fee is cancelable if certain units are not delivered and whether any of the units are essential to the functionality of other units included in an arrangement. Ensure that your revenue recognition policy in future filings addresses these types of arrangements and includes the disclosures in ASC 605-25-50. Provide us with any proposed changes to your disclosure.

3.   Although you discuss in detail in this section material opportunities for the growth of your business, there is comparatively little discussion of the risks and challenges that you face. Advise what consideration you have given to expanding your overview to address in detail the challenges you face in the short and long term and the actions that management is taking to address them. For example, consider addressing the effect on your Windows business of the transition to a new era of computing devices. Consider discussing such matters as the competitive environment and the methods of competition, the willingness of original equipment manufacturers of new computing devices to use your Windows 8 platform and the challenges you will face in transitioning your hardware and software ecosystem to this evolving market. In this regard, we refer to your third quarter earnings call on April 18, 2013 and disclosure under the risk factor subcaption "We face intense competition across all markets…" on page 50.

Results of Operations, page 33

4.   In your discussion of the results of operations, you often refer to two or more sources as factors or events that explain a material change. For each of your segments, tell us what consideration you gave to quantifying the amount of each of the factors or events identified and to analyzing how those factors are reflecting a trend. For example, tell us what consideration you gave to providing an analysis that discusses why you were able to increase revenue in the Windows Division while the x86 PC market has declined significantly in this quarter. In this regard, we note that in prior filings you have stated that the Windows Division revenue is largely correlated to the PC market worldwide, however, this statement is not included in this Form 10-Q. Further, consider disclosing the amount of revenue earned from Window 8 and Window 7 as part of your discussion of the trends in the x86 PC market. Consider also quantifying revenue earned from the sale of Surface tablets, including the number of units sold. In addition, tell us whether any portion of the $1.1 billion in Windows Upgrade revenue earned this quarter was recognized due to the upgrade right expiring. Refer to Item 303(a)(3) of Regulation S-K, Section III.D of SEC Release 33-6835 and Section III.B of SEC Release 33-8350.

Microsoft Business Division, page 37

5.   We note from your discussions in the overview section and during your third quarter earnings call on April 18, 2013 that the launch of the new version of Office represents a fundamental shift in your model to subscriptions. Since this model appears to be impacting the timing of revenue recognition, consider providing an analysis of the effects of changing to this model for Office software and any other products. Discuss the impact this trend will have on your revenues by separately disclosing the amount of revenue that is being recognized upfront and ratably. We refer you to Item 303(a)(3)(ii) of Regulation S-K, Section III.D of SEC Release 33-6835 and Section III.B of SEC Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief